NORSAT INTERNATIONAL ENABLES US MARINES TO PARTICIPATE IN SUPER BOWL XLV

Vancouver, British Columbia – February 7, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it along with the Defense Video and Imagery Distribution System (DVIDS), helped Marines stationed at Camp Leatherneck, Afghanistan, participate in FOX’s coverage of Super Bowl XLV.  Norsat International provided the cutting-edge video streaming technologies and Ku-band ground satellite terminals to DVIDS, who delivered crystal-clear, HD live footage of U.S. service members in Afghanistan enjoying Sunday’s big game.  FOX aired the footage of the forward-deployed Marines during their game-day coverage, at Cowboys Stadium in Arlington, Texas.

The satellite terminals used were Norsat’s NewsLink units, equipped with the DVIDS Direct Kit, which adds a full spectrum of HD capabilities. The DVIDS Direct Kit provides a simple setup and alignment procedure that allows operators with minimal training to quickly establish transmission. These procedures have been refined and tested for over six years of continuous use in Afghanistan and Iraq. Operators are provided with a full suite of alignment tools, including a compass, inclinometer, and user-friendly GUI with Assisted Acquire and GPS.

“Providing a live HD link of deployed troops is another breakthrough to help connect the service members with media around the world,” said MAJ Scott Betts, DVIDS Director of Operations. “DVIDS and Third Army continue to be at the forefront of providing accurate, reliable access via new communications technology to the deployed military.”

The HD feed from Afghanistan uses new IP-based streaming technology in conjunction with currently deployed satellite antenna technology. This HD transmission capability is the result of close coordination between the DVIDS hub, deployed military public affairs personnel and Norsat international.  “Norsat has been working side-by-side with the troops of DVIDS since it was founded in 2004.  We have provided the technical innovations that have helped DVIDS become the premier service of its kind in the Department of Defense,” said Adam Witten, Norsat’s, VP of Sales.

U.S. Marine operators, Staff Sgt. Jennifer Brofer and Staff Sgt. Philip Grondin, at Camp Leatherneck, Afghanistan, operated the new equipment for the event on Super Bowl Sunday.  “It’s amazing what technology has allowed us to do from a combat zone thousands of miles away from home,” Brofer said. “My friends and family might be able to catch a glimpse of me as they watch the Packers vs. Steelers game.”

Dr. Amiee Chan, Norsat’s, President and CEO, stated, “I can not think of a better way to promote our DVIDS Direct Kit than by working with DVIDS to provide coverage of this year’s Super Bowl to troops in Afghanistan. The DVIDS Direct Kit has some key features, including simpler setup and alignment procedures that can allow operators connectivity in a matter of minutes, which we believe will be highly beneficial to our clientele.”

About DVIDS:

Through a network of portable Ku-band satellite transmitters located in-theater and a distribution hub in Atlanta, Ga., DVIDS makes available real-time broadcast-quality video, still images and print products as well as immediate interview opportunities with service members, commanders and subject matter experts.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further product information, contact:

Norsat Support to US Military: Adam Witten, awitten@norsat.com

Norsat Support to Industry: William Ocampo, wocampo@norsat.com

For further investor information, contact:

Dr. Amiee Chan

            Mr. Arthur Chin

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

            Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com